Exhibit 21.1

List of Subsidiaries

Subsidiary	Jurisdiction or State of Incorporation	Names Under Which Subsidiary Does Business
Bank of the James	Virginia	Bank of the James Bank of the James Mortgage Bank of the James Mortgage, a Division of Bank of the James BOTJ Investment Services

BOTJ Insurance, Inc.	Virginia	BOTJ Insurance, Inc.

BOTJ Investment Group, Inc.	Virginia	BOTJ Investment Group, Inc.